UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVAYA HOLDINGS CORP.
(Exact name of the registrant as specified in its charter)

Delaware	001-38289	26-1119726
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2605 Meridian Parkway, Suite 200 Durham, North Carolina		27713
(Address of principal executive offices)		(Zip code)

Shefali Shah	(212) 841-4990
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report
A copy of the Avaya Holdings Corp. Conflict Minerals Report for the reporting period January 1 to December 31, 2020 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also publicly available on Avaya’s website at https://www.avaya.com/en/about-avaya/corporate-responsibility.

Item 1.02.	Exhibits

Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01.

Item 2.01.	Exhibits

1.01.	Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVAYA HOLDINGS CORP.
Date: May 27, 2021	By:	/s/ Shefali Shah
	Name:	Shefali Shah
	Title:	Executive Vice President, Chief Administrative Officer and General Counsel